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Exhibit 99.2

Edison Mission Energy
Illinois Plants—Funds Flow from Operations
Twelve Months Ended September 30, 2002
(In Millions) (Unaudited)

	Midwest Generation, LLC	Edison Mission Overseas Co.	Edison Mission Midwest Holdings	Sale Leaseback Adjustments (Note 1)	Consolidation Adjustments (Note 2)	Edison Mission Midwest Holdings	Reclassification Adjustment (Note 2)	Sale Leaseback Adjustments (Note 3)	Illinois Plants
	(SEC Reporting Basis)	(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,129.6	$0.0	$0.0	$0.0	$0.0	$1,129.6	$9.8	$0.0	$1,139.4
Income (losses) from energy trading and price risk management	(2.7)	—	—	—	—	(2.7)	—	—	(2.7)

Total Operating revenues	1,126.9	—	—	—	—	1,126.9	9.8	—	1,136.7

Project Operating Expenses
Fuel	365.1	—	—	—	—	365.1	9.8	—	374.9
Plant operations	366.4	—	—	22.1	—	388.5	—	74.7	463.2
Depreciation and amortization	170.7	0.0	—	(25.3)	—	145.4	—	(42.6)	102.8
Asset impairment charge	25.4	—	—	—	—	25.4	—	—	25.4
Administrative and general	30.9	0.9	0.1	—	(17.9)	14.0	—	—	14.0

Total operating expenses	958.5	0.9	0.1	(3.2)	(17.9)	938.4	9.8	32.1	980.3

Project Revenues less Operating Expenses	168.4	(0.9)	(0.1)	3.2	17.9	188.5	—	(32.1)	156.4

Project Other Income (Expense)
Interest and other income	(0.6)	1.0	0.9	—	—	1.3	—	—	1.3
Intercompany interest income (expense)	—	—	—	—	—	—	—	—	—
Edison Mission Energy	121.7	—	—	—	—	121.7	—	—	121.7
Edison Mission Overseas	(226.5)	226.5	—	—	—	—	—	—	—
Interest expense	(117.4)	—	(74.6)	29.4	—	(162.6)	—	88.0	(74.6)

Total other income (expense)	(222.8)	227.5	(73.7)	29.4	—	(39.6)	—	88.0	48.4

Income (Loss) before Income Taxes	(54.4)	226.6	(73.8)	32.6	17.9	148.9	—	55.9	204.8
Income Taxes	(15.3)	87.1	(28.4)	13.5	6.5	63.4	—	23.1	86.5

Net Income (Loss)	$(39.1)	$139.5	$(45.4)	$19.1	$11.4	$85.5	$0.0	$32.8	$118.3

Funds Flow from Operations
Income (loss) before Income Taxes	$(54.4)	$226.6	$(73.8)	$32.6	$17.9	$148.9	$0.0	$55.9	$204.8
Add (deduct):
Depreciation and amortization	170.7	0.0	—	(25.3)	—	145.4	—	(42.6)	102.8
Asset impairment charge	25.4	—	—	—	—	25.4	—	—	25.4

Funds Flow from Operations	$141.7	$226.6	$(73.8)	$7.3	$17.9	$319.7	$0.0	$13.3	$333.0

Note 1	Consolidation adjustment required to report the Collins Leases as operating leases by Edison Mission Midwest Holdings and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.
Note 2	Includes: (1) reclassification adjustment related to presentation of revenues and operations expenses with no impact on income before taxes, and (2) push down of parent G&A for SEC reporting.
Note 3	Consolidation adjustment required to report the Powerton/Joliet Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.

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  Exhibit 99.2